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December 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Victor Cecco, Marc Thomas, John Stickel, Susan Block

Re:	Ategrity Specialty Holdings LLC Draft Registration Statement on Form S-1 Submitted November 20, 2024 CIK No. 0002040491

Dear Mr. Cecco, Mr. Thomas, Mr. Stickel and Ms. Block:

On behalf of Ategrity Specialty Holdings LLC, a Delaware limited liability company (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 18, 2024, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the draft Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Consistent with your disclosure on page 32, please disclose in the prospectus summary that you commenced operations in 2018 and thus have a limited operating history.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 84 accordingly.

December 23, 2024

2.	Please provide support for the following statements or revise to make it clear these are management's beliefs:

•	the E&S industry was an under-served and inefficient marketplace that was hindered by inconsistent and antiquated processes of legacy insurance carriers;

•	many distribution partners and their end-clients were struggling with slow response times, unpredictable underwriting capacity and subpar pricing; and

•	many of your E&S competitors do not have highly diverse distribution relationships.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 6, 80, and 84 to make it clear that these statements represent management’s beliefs.

3.	We note that on page 5 you first draw the comparison between the E&S market in which you operate and admitted lines market. While we recognize that the glossary defines these terms, please clarify in the prospectus summary that the E&S market involves lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction. Also, briefly expand upon the distinctions between these markets in the prospectus summary, and particularly that the non-admitted market comprises companies not licensed to transact the business of insurance but are permitted to issue insurance policies only in accordance with an exemption from insurance licensing laws, for example, through a licensed E&S lines broker.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages ii, 5, 6, and 84 accordingly.

4.	Please disclose in your prospectus summary that a substantial portion of your portfolio assets is allocated to the Utility & Infrastructure Investments, which is comprised of investments in private investment funds managed by an affiliated entity. Also include disclose here, consistent with your disclosure later in the document, that the Utility & Infrastructure Investments are speculative, entail substantial risks and are subject to various conflicts of interest, and that they are made through various commingled investment vehicles that are managed on behalf of multiple clients of the Investment Manager, and not structured in relation to your specific financial objectives or anticipated insurance and reinsurance liabilities.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 8 and 92 accordingly. The Company respectfully submits that the portion of the Company’s portfolio assets allocated to the Utility & Infrastructure Investments has decreased since December 31, 2023, and that the Company may revise its disclosure relating to the size of such allocation accordingly in a subsequent amendment to the Registration Statement, following the inclusion of its audited financial statements for the year ended December 31, 2024.

December 23, 2024

Controlled Company, page 10

5.	Please discuss here the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Further, clarify here whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. Alternatively, provide a cross-reference to the risk factor disclosures beginning on page 47.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 11 to include a cross-reference to the risk factor disclosures beginning on page 49.

Risk factors

Severe weather conditions, page 14

6.	Please address in the risk factor if any geographic areas you serve are exposed to any particular type of weather, earthquakes or other catastrophes.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 22 accordingly.

Risk factors, page 18

7.	We note your disclosure on page 18 referencing A.M. Best’s financial strength rating of Ategrity Specialty Holdings LLC’s Insurance and Bermuda subsidiaries. Please revise the language throughout the document, as appropriate to clarify that A.M. Best’s financial strength rating as quoted relates to the Company’s Insurance Subsidiary (Ategrity Specialty Insurance Company) and the Bermuda Subsidiary (Ategrity Specialty Insurance Limited).

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5 through 8, 19 through 20, 53, 71, 83, 85, and 93 accordingly.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, page 23

December 23, 2024

8.	We note that you underwrite a significant portion of your insurance in California, Florida, Georgia, New York and Texas. Please disclose the relative percentage of business in each respective state and also expand your disclosure in the prospectus summary, MD&A and business section to discuss any material concentrations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4, 25, 60, and 82 accordingly.

Management’s discussion and analysis of financial condition and results of operations, page 59

9.	Please revise to provide a detailed discussion of the changes in financial position for each of the periods presented.

Response: The Company respectfully submits that pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, it has omitted from this Amendment No. 1 the financial information that it reasonably believes will not be required in the Registration Statement at the time of the contemplated offering. As a result, the presentation in “Management’s discussion and analysis of financial condition and results of operations” does not yet include any discussion of comparative periods, and such discussion will not be included until the Company is required to present its audited financial statements for the year ended December 31, 2024. As a result, the Company is not yet able to fully address the Staff’s comment in this Amendment No. 1. The Company nonetheless acknowledges the Staff’s comment and undertakes to provide disclosure responsive to the Staff’s comment in a subsequent amendment to the Registration Statement following the inclusion of such audited financial statements.

Loss and loss adjustment expenses, page 64

10.	Please revise to include a discussion which addresses and quantifies the changes in the individual components relating to the overall changes in the incurred losses and loss adjustment expenses for the periods presented.

Response: The Company respectfully submits that pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, it has omitted from this Amendment No. 1 the financial information that it reasonably believes will not be required in the Registration Statement at the time of the contemplated offering. As a result, the presentation in “Management’s discussion and analysis of financial condition and results of operations” does not yet include any discussion of comparative periods, and such discussion will not be included until the Company is required to present its audited financial statements for the year ended December 31, 2024. As a result, the Company is not yet able to fully address the Staff’s comment in this Amendment No. 1. The Company nonetheless acknowledges the Staff’s comment and undertakes to provide disclosure responsive to the Staff’s comment in a subsequent amendment to the Registration Statement following the inclusion of such audited financial statements.

December 23, 2024

Our Business, page 80

11.	We note your disclosure that you stratify risk characteristics by micro-segments, and you give examples in the hotel and motel industry of micro-segments. Please further expand to explain other micro-segments that you analyze, or advise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 81 accordingly.

Principal stockholders, page 125

12.	Please identify the individual or individuals that have voting and dispositive control over the shares owned by ZFSG. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will provide the information required by Item 403 of Regulation S-K, including relating to beneficial ownership of shares owned by ZFSG, in a subsequent amendment to the Registration Statement.

Exclusive forum, page 129

13.	We note that your disclosure here provides that the forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose here whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also reconcile your disclosure about the exclusive forum provision here with the disclosure in your risk factor on page 44 and update the risk factor to discuss that the provision may increase costs to bring a claim.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 45 and 131 accordingly.

Exhibit Index, page II-4

14.	We note the disclosure on page 110 that you intend to enter into an employment agreement with Mr. Cohen prior to the completion of this offering. Please confirm that you will file the employment agreement as an exhibit once you enter into it and consider providing a placeholder in the exhibit index to the extent you expect that it will be filed prior to effectiveness.

Response: The Company acknowledges the Staff’s comment and will file a copy or form of Mr. Cohen’s Employment Agreement as an exhibit to a subsequent amendment to the Registration Statement.

December 23, 2024

15.	Please file as exhibits the Utility Limited Partnership Agreement referenced on page 119 and the Master Technology Transfer Agreement referenced on page 122 or provide your analysis as to why you believe they are not required. Please also confirm you will file the MidCap Limited Partnership Agreement referenced on page 120 once executed or provide your analysis as to why you believe it will not be required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will file a copy of each of the Technology Transactions Agreement and the Utility Limited Partnership Agreement as exhibits to a subsequent amendment to the Registration Statement. The Company respectfully submits that while the MidCap Limited Partnership Agreement is not deemed to have been made in the ordinary course because affiliates of the Company’s security holders named in the Registration Statement are parties to such agreement, such agreement is nonetheless not material to the Company in amount or significance since the Company’s investment in the MidCap Limited Partnership is expected to represent less than 5% of the Company’s investment portfolio at the time of the initial public offering. The Company does not believe it is required to file the MidCap Limited Partnership Agreement in response to Item 601(b)(10) of Regulation S-K as a result.

General

16.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.

Response: The Company acknowledges the Staff’s comment and while the Company has not yet conducted any “testing the waters” meetings in reliance on Section 5(d) to date, the Company will submit subsequent “testing the waters” materials to the Staff and will contact the Staff regarding the procedures for doing so at such time.

17.	Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Response: The Company acknowledges the Staff’s comment and while the Company has not yet prepared any such materials, the Company will submit such materials to the Staff in advance of the initial public offering and understands that the Staff requires a reasonable amount of time to review such materials.

December 23, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1297 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Erika L. Weinberg

Erika L. Weinberg

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Justin Cohen, Chief Executive Officer, Ategrity Specialty Holdings LLC

Marc D. Jaffe, Latham & Watkins LLP

Gary D. Boss, Latham & Watkins LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Elena M. Coyle, Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP